IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWABS, INC.
(Exact Name of Registrant as Specified in Charter)

0001021913
(Registrant CIK Number)

Form 8-K for July 1, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-109272
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on July 2, 2004.

CWABS, INC.

By: ______________________
Name: Celia Coulter
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWABS, INC.

CWABS Revolving Home Equity Loan Trust,
Series 2004-D
Revolving Home Equity Loan Notes, Series 2004-D

ABS New Transaction

Computational Materials

$1,249,174,000
(Approximate)

CWABS, Inc.

Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST, Series 2004-D

Revolving Home Equity Loan Asset Backed Notes, Series 2004-D

Countrywide
HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: June 25, 2004

$1,249,174,000 (Approximate)

Revolving Home Equity Loan Trust (2004-D)

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-D

Class	Approximate Amount (1)	Note Rate	WAL (Years) Call/Mat (2)	Payment Window (Months) Call/Mat (2)	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
1-A	$739,500,000	LIBOR + 25(3)	3.35 / 3.53	1-88 / 1-160	November 2028	AAA / Aaa
2-A	$509,674,000	LIBOR + 25(3)	3.35 / 3.53	1-88 / 1-160	November 2028	AAA / Aaa
Total	$1,249,174,000					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 37% CPR and a 20% draw rate, with respect to the Mortgage Loans and a settlement date of June 30, 2004.
(3) Subject to (a) a fixed cap of 16.00% and (b) the related Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter:	Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).
Sponsor and Master Servicer:	Countrywide Home Loans, Inc. ("Countrywide").
Depositor:	CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).
Custodian:	Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).
Note Insurer:	Ambac Assurance Corporation ("Ambac")
Indenture Trustee:	JP Morgan Chase Bank.
Owner Trustee:	Wilmington Trust Company.

Relevant Dates

Expected Closing Date: June 30, 2004.

Expected Settlement Date: June 30, 2004.

Cut-off Date: June 23, 2004.

Interest Period: Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through August 15, 2004.

Payment Date: The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing August 16, 2004.

Collection Period: With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of July 2004.

The Mortgage Loans

Description of Mortgage Loans: The Trust will consist of two groups of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Group 1 Mortgage Loans" and "Group 2 Mortgage Loans"). The Group 1 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties with conforming loan balances based on maximum credit limits and will bear interest at rates that adjust based on the prime rate. The Group 2 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate. The original principal balance of each class of Notes will be approximately equal to the aggregate Cut-off Date principal balance of the Mortgage Loans in the related loan group transferred to the Trust.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of approximately $1,230,435,450 (subject to a variance of +/- 10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables, which follow, reflects a statistical pool of Mortgage Loans as of June 1, 2004. However, the characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. Approximately 0.01% of the

Group 1 Mortgage Loans require a balloon repayment at the end of the Draw Period and none of the Group 2 Mortage Loans require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Class 1-A and Class 2-A Notes (together, the "Notes") will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-D (the "Trust"). As of the Closing Date, the aggregate principal balance of both classes of the Notes will be $1,249,174,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.

Note Rate: Except as noted below, each class of Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.25%, (b) the Net WAC of the Mortgage Loans in the related Loan Group, and (c) 16.00%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Group 1 or Group 2 Mortgage Loans shall mean the weighted average of the loan rates of the Group 1 or Group 2 Mortgage Loans (as applicable) net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate times a fraction, the numerator, which is the Note principal balance of the applicable class of Notes and denominator of which is the related Loan Group Balance, and (iii) commencing with the Payment Date in August 2005, the Note Insurer Carve-out Rate, weighted on the basis of the daily average balance of each Mortgage Loan in the applicable loan group during the related billing cycle before the Collection Period relating to the Payment Date. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the August 2005 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for either Class of Notes will equal, the excess of (a) the amount of interest that would have accrued on such Notes during the related Interest Accrual Period without giving effect to the related Net WAC cap, over (b) the amount of interest that actually accrued on such Notes during such period, together with accrued interest thereon. The Basis Risk Carryforward will be paid to the extent funds are available from the related Mortgage Loans as set forth in "Group 1 Distributions of Interest" or "Group 2 Distributions of Interest" (as applicable), below.

Group 1 Distributions of Interest: Investor interest collections related to the Group 1 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac;

2. Accrued monthly interest on the Class 1-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed;
5. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
6. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon);
8. Paydown of the Class 1-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 2-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
10. Payment of any other amounts owed to Ambac;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement;
12. Basis Risk Carryforward related to the Class 1-A Notes; and
13. Any excess cash flow to the holder of the Transferor Interest.

Group 2 Distributions of Interest:

Investor interest collections related to the Group 2 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac;
2. Accrued monthly interest on the Class 2-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed;
5. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
6. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon);
8. Paydown of the Class 2-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 1-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
10. Payment of any other amounts owed to Ambac;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement;

12. Basis Risk Carryforward related to the Class 2-A Notes; and
13. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal: Collections of principal related to the Mortgage Loans in each loan group are to be applied to the related class of Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of a class of Notes for each Payment Date will equal, to the extent funds are available from the related Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below) for those Notes, and (ii) principal collections from the related Mortgage Loans relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the related Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on those Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" for each class of Notes shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in July 2009.

   The "Investor Fixed Allocation Percentage" for any Payment Date and each Class of Notes will be calculated as follows: (i) on any date on which the related Transferor Interest is less than the related Required Transferor Subordinated Amount, 100%, and (ii) on any date on which the Transferor Interest equals or exceeds the related Required Transferor Subordinated Amount, 98.70%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of each class of Notes will be equal to the related Maximum Principal Payment.

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of the notes is less than or equal to 10% of the initial aggregate principal balance of the Notes of both classes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. For any Loan Group, its Excess Interest Collections are the related investor interest collections minus the sum of (a) the interest paid to the related class of Notes, (b) the servicing fee retained by the Master Servicer for the Mortgage Loans in that loan group, and (c) the premium paid to the Note Insurer allocable to that Loan Group. Investor Interest Collections from a loan group will be available to cover losses on the Mortgage Loans in the related loan group (first and then, if necessary, in the unrelated loan group).

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the Transferor Interest related to each loan group will be available to provide limited protection against Investor Loss Amounts in such loan group (as defined below) up to the Available Transferor Subordinated Amount for such loan group. The "Available Transferor Subordinated Amount" for each loan group is, for any Payment Date, the lesser of the

related Transferor Principal Balance and the related Required Transferor Subordinated Amount. The "Transferor Principal Balance" for each loan group is, for any date of determination, (a) the Loan Group Balance of the related Mortgage Loans at the close of business on the prior day, minus (b) the Note Principal Balance of the related class of Notes reduced by the aggregate of amounts actually distributed as principal on such Notes through the close of business on such date of determination. Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" for each loan group will be (i) prior to the step-down date, 1.30% of the Cut-off Date Balance of the related Mortgage Loans and (ii) on or after the step-down date and so long as a trigger event is not in effect, 2.60% of the then current unpaid principal balance of the related Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the related Mortgage Loans).

Initially, the original principal balance of each class of Notes will exceed the cut-off date principal balance of the mortgage loans in the related Loan Group transferred to the issuer on the closing date. This excess represents an undercollateralization of approximately 1.50% of the original principal balance of each class of Notes.

3. Surety Wrap. Ambac will issue a note insurance policy which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date and each Class of Notes, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date and such Notes, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from Mortgage Loans in the relevant loan group. The "Investor Floating Allocation Percentage," for any Payment Date and each loan group shall be the lesser of 100% and a fraction, the numerator of which is the related Note Principal Balance and the denominator of which is the Loan Group Balance of the related Mortgage Loans at the beginning of the related Collection Period. The "Loan Group Balance" for each loan group and any date is the aggregate of the principal balances of the related Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class 1A (To Call) (1)

CPR	22%	27%	32%	37%	42%	47%	52%
DM @ 100-00	25	25	25	25	25	25	25
WAL (yr)	7.49	5.58	4.27	3.35	2.69	2.20	1.81
MDUR (yr)	7.05	5.32	4.11	3.25	2.63	2.16	1.78
Principal Window Beginning	Aug04	Aug04	Aug04	Aug04	Aug04	Aug04	Aug04
Principal Window End	Feb17	Jan15	Apr13	Nov11	Oct10	Dec09	Jan09

(1) Based on a 20% draw rate.

Class 1A (To Maturity) (1)

CPR	22%	27%	32%	37%	42%	47%	52%
DM @ 100-00	25	25	25	25	25	25	25
WAL (yr)	7.73	5.79	4.47	3.53	2.85	2.33	1.94
MDUR (yr)	7.24	5.49	4.28	3.41	2.77	2.28	1.90
Principal Window Beginning	Aug04	Aug04	Aug04	Aug04	Aug04	Aug04	Aug04
Principal Window End	Dec24	May22	Dec19	Nov17	Feb16	Aug14	May13

(1) Based on a 20% draw rate.

Class 2A (To Call) (1)

CPR	22%	27%	32%	37%	42%	47%	52%
DM @ 100-00	25	25	25	25	25	25	25
WAL (yr)	7.49	5.59	4.27	3.35	2.69	2.20	1.81
MDUR (yr)	7.06	5.32	4.11	3.25	2.63	2.16	1.78
Principal Window Beginning	Aug04	Aug04	Aug04	Aug04	Aug04	Aug04	Aug04
Principal Window End	Feb17	Jan15	Apr13	Nov11	Oct10	Dec09	Jan09

(1) Based on a 20% draw rate.

Class 2A (To Maturity) (1)

CPR	22%	27%	32%	37%	42%	47%	52%
DM @ 100-00	25	25	25	25	25	25	25
WAL (yr)	7.73	5.80	4.47	3.53	2.85	2.33	1.94
MDUR (yr)	7.25	5.50	4.28	3.41	2.77	2.28	1.90
Principal Window Beginning	Aug04	Aug04	Aug04	Aug04	Aug04	Aug04	Aug04
Principal Window End	Dec24	May22	Dec19	Nov17	Feb16	Aug14	May13

(1) Based on a 20% draw rate.

Group1: $728,406,573

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range
Aggregate Principal Balance		$728,406,573	
Aggregate Credit Limit		$836,699,734	
WA Coupon (Gross)		6.123%	3.000% to 8.875%
WA Margin (Gross)		2.124%	-1.000% to 4.875%
WA Maximum Rate		17.871%	6.000% to 21.000%
Average Principal Balance		$26,349	$1,005 to $158,977
Average Credit Limit		$30,266	$5,849 to $166,400
WA Remaining Term To Scheduled Maturity (months)		291	109 to 295
WA Combined Loan-to-Value Ratio		87.25%	7.81% to 100.00%
Average Credit Utilization Rate		88.47%	1.00% to 100.00%
Origination Period			2/7/2003 to 11/28/2003
Secured by (% of pool)	1st Liens	0.00%	
	2nd Liens	100.00%	
WA Months to First Roll		1	
WA FICO		715	
WA Second Mortgage Ratio		20.74%	2.00% to 98.00%

Top 5 States		Top 5 Prop		Doc Types		Appr Types		Occ Codes		Delinq Status	
CA	17.86%	SFR	74.36%	Alt docs	37.12%	Full	62.63%	OO	98.03%	Current	100.00%
FL	6.59%	PUD	14.78%	SuperStr	24.22%	PrpValUp	13.24%	INV	1.00%		
GA	4.63%	CND	8.46%	Streamli	16.57%	Exterior	6.57%	2H	0.97%		
IL	4.50%	2 FAM	1.44%	Full doc	12.02%	Comps	5.77%				
CO	4.11%	CNDP	0.50%	Reduced	10.07%	Interior	5.08%				

Group1: $728,406,573

Loan Programs

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
HELOC 5YDR/5YRP	$1,250,479	67	0.17	$18,664	6.385	110.65	718	91.4
HELOC 5YDR/10YRP	$1,543,750	52	0.21	$29,687	7.201	170.55	720	98.4
HELOC 10YDR/15YRP	$725,215,376	27,507	99.56	$26,365	6.120	292.07	714	87.2
HELOC 15YDR/0YRP	$78,389	3	0.01	$26,130	6.576	170.71	707	96.7
HELOC 15YDR/10YRP	$318,579	16	0.04	$19,911	6.399	290.71	708	90.0
	$728,406,573	27,645	100.00	$26,349	6.123	291.49	715	87.3

Principal Balances

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
$0.01 - $10,000.00	$17,693,945	2,512	2.43	$7,044	5.700	289.61	732	81.3
$10,000.01 - $20,000.00	$133,686,864	8,625	18.35	$15,500	6.049	291.24	717	86.1
$20,000.01 - $30,000.00	$205,303,834	8,155	28.19	$25,175	6.223	291.16	715	88.7
$30,000.01 - $40,000.00	$160,394,682	4,626	22.02	$34,672	6.250	291.42	715	89.7
$40,000.01 - $50,000.00	$85,761,447	1,904	11.77	$45,043	6.167	291.96	714	87.7
$50,000.01 - $60,000.00	$45,165,608	823	6.20	$54,879	6.279	291.90	709	88.8
$60,000.01 - $70,000.00	$27,219,869	421	3.74	$64,655	6.071	292.41	706	85.6
$70,000.01 - $80,000.00	$14,897,267	199	2.05	$74,861	5.742	292.53	705	81.4
$80,000.01 - $90,000.00	$11,690,145	137	1.60	$85,330	5.622	292.63	704	79.9
$90,000.01 - $100,000.00	$12,589,467	130	1.73	$96,842	5.438	292.54	712	76.2
$100,000.01 - $125,000.00	$7,282,391	65	1.00	$112,037	5.269	292.55	716	75.6
$125,000.01 - $150,000.00	$6,257,176	45	0.86	$139,048	5.201	292.97	711	72.4
$150,000.01 - $175,000.00	$463,877	3	0.06	$154,626	4.086	292.69	737	54.3
	$728,406,573	27,645	100.00	$26,349	6.123	291.49	715	87.3

Mortgage Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
<= 3.000	$121,108	3	0.02	$40,369	3.000	293.03	730	74.7
3.501 - 4.000	$47,037,059	1,849	6.46	$25,439	4.000	291.63	748	61.7
4.001 - 4.500	$72,526,641	2,637	9.96	$27,503	4.393	291.77	718	73.2
4.501 - 5.000	$17,672,016	421	2.43	$41,976	4.852	291.79	712	74.9
5.001 - 5.500	$36,743,454	1,359	5.04	$27,037	5.251	292.17	671	70.9
5.501 - 6.000	$126,801,553	6,046	17.41	$20,973	5.866	291.61	735	87.3
6.001 - 6.500	$241,801,424	8,693	33.20	$27,816	6.429	291.49	725	94.2
6.501 - 7.000	$54,928,177	2,088	7.54	$26,307	6.931	290.54	667	89.5
7.001 - 7.500	$102,734,922	3,385	14.10	$30,350	7.480	291.44	694	97.3
7.501 - 8.000	$14,122,918	607	1.94	$23,267	7.719	291.37	711	93.8
8.001 - 8.500	$8,680,691	348	1.19	$24,945	8.317	290.09	667	92.8
8.501 - 9.000	$5,236,611	209	0.72	$25,056	8.667	290.75	664	97.7
	$728,406,573	27,645	100.00	$26,349	6.123	291.49	715	87.3

Group1: $728,406,573

Months Remaining to Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
109 - 120	$1,250,479	67	0.17	$18,664	6.385	110.65	718	91.4
169 - 180	$1,622,139	55	0.22	$29,493	7.171	170.55	719	98.3
277 - 288	$2,257,175	106	0.31	$21,294	5.009	287.91	734	76.0
289 - 300	$723,276,779	27,417	99.30	$26,381	6.123	292.08	714	87.3
	$728,406,573	**27,645**	**100.00**	**$26,349**	**6.123**	**291.49**	**715**	**87.3**

Combined Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
0.01 - 10.00	$55,508	3	0.01	$18,503	4.624	291.00	702	9.3
10.01 - 20.00	$294,704	10	0.04	$29,470	4.408	290.83	734	16.6
20.01 - 30.00	$1,486,061	52	0.20	$28,578	4.361	291.75	738	25.8
30.01 - 40.00	$4,404,061	164	0.60	$26,854	4.440	291.85	726	35.9
40.01 - 50.00	$10,722,762	398	1.47	$26,942	4.484	292.13	729	45.5
50.01 - 60.00	$21,600,557	760	2.97	$28,422	4.475	291.99	723	55.6
60.01 - 70.00	$52,438,553	1,847	7.20	$28,390	4.550	292.11	713	66.9
70.01 - 80.00	$91,912,374	3,379	12.62	$27,201	4.881	291.72	706	77.6
80.01 - 90.00	$250,768,189	11,128	34.43	$22,535	6.269	291.66	707	88.8
90.01 - 100.00	$294,725,804	9,904	40.46	$29,758	6.882	291.09	723	97.6
	$728,406,573	**27,645**	**100.00**	**$26,349**	**6.123**	**291.49**	**715**	**87.3**

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
AK	$2,793,354	86	0.38	$32,481	6.253	292.07	708	89.4
AL	$11,873,457	536	1.63	$22,152	6.498	291.83	720	93.4
AZ	$19,936,809	801	2.74	$24,890	6.206	292.02	717	88.3
CA	$130,127,611	4,019	17.86	$32,378	5.828	292.13	713	82.5
CO	$29,922,487	1,108	4.11	$27,006	6.234	291.89	720	89.6
CT	$6,671,724	255	0.92	$26,164	5.799	291.84	707	82.4
DC	$1,283,798	36	0.18	$35,661	5.053	292.51	703	68.4
DE	$2,448,038	84	0.34	$29,143	6.210	292.13	711	89.2
FL	$48,006,551	1,977	6.59	$24,283	6.251	289.79	716	88.4
GA	$33,750,424	1,294	4.63	$26,082	6.419	289.81	714	91.4
HI	$8,275,943	226	1.14	$36,619	5.847	292.31	720	83.7
IA	$4,654,246	243	0.64	$19,153	6.497	291.68	722	92.8
ID	$6,191,603	274	0.85	$22,597	6.264	292.25	718	90.0
IL	$32,783,288	1,215	4.50	$26,982	6.077	292.14	714	86.4
IN	$9,654,675	460	1.33	$20,988	6.356	291.88	712	90.7
KS	$8,562,296	383	1.18	$22,356	6.338	291.90	724	92.1
KY	$7,757,343	336	1.06	$23,087	6.473	292.19	716	92.2
LA	$6,209,799	277	0.85	$22,418	6.290	291.87	708	89.5
MA	$25,131,709	831	3.45	$30,243	5.721	292.15	711	80.8
MD	$17,301,617	597	2.38	$28,981	6.086	291.93	713	87.3
ME	$2,296,073	88	0.32	$26,092	5.774	290.41	712	82.8

Group1: $728,406,573

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
MI	$27,695,244	1,194	3.80	$23,195	6.264	292.15	710	89.4
MN	$13,223,810	469	1.82	$28,196	6.135	292.31	714	88.0
MO	$10,427,610	448	1.43	$23,276	6.268	292.19	714	89.0
MS	$2,544,017	111	0.35	$22,919	6.607	291.89	710	93.2
MT	$2,175,385	89	0.30	$24,443	6.114	292.33	711	83.7
NC	$19,797,121	852	2.72	$23,236	6.390	291.89	719	91.8
ND	$272,332	15	0.04	$18,155	6.583	291.58	716	90.8
NE	$1,344,192	62	0.18	$21,681	6.173	292.00	725	91.3
NH	$5,101,659	180	0.70	$28,343	5.912	292.20	704	83.6
NJ	$25,113,843	888	3.45	$28,281	5.806	292.03	710	83.0
NM	$3,410,800	162	0.47	$21,054	6.324	291.41	724	90.8
NV	$14,398,053	548	1.98	$26,274	6.333	292.14	713	90.2
NY	$26,617,826	891	3.65	$29,874	5.890	292.16	707	81.0
OH	$24,513,966	1,133	3.37	$21,636	6.366	291.76	719	91.4
OK	$5,207,521	242	0.71	$21,519	6.390	291.83	711	90.2
OR	$10,760,480	408	1.48	$26,374	6.185	292.26	722	88.5
PA	$24,667,025	1,083	3.39	$22,777	6.181	292.01	714	88.8
RI	$3,394,920	107	0.47	$31,728	5.601	292.02	706	80.6
SC	$5,544,587	225	0.76	$24,643	6.551	292.36	706	92.0
SD	$504,681	24	0.07	$21,028	6.550	292.27	706	90.6
TN	$14,229,282	605	1.95	$23,519	6.354	291.75	719	92.2
TX	$2,803,352	122	0.38	$22,978	6.391	291.59	730	93.1
UT	$6,222,314	262	0.85	$23,749	6.408	292.29	712	91.6
VA	$19,904,138	730	2.73	$27,266	6.135	292.04	719	88.9
VT	$788,678	31	0.11	$25,441	5.856	291.91	720	84.8
WA	$27,293,984	964	3.75	$28,313	6.161	292.33	720	88.7
WI	$12,355,934	551	1.70	$22,425	6.302	291.77	710	90.1
WV	$1,233,073	66	0.17	$18,683	6.383	110.66	718	91.4
WY	$1,228,103	57	0.17	$21,546	6.208	289.16	713	90.0
	$728,406,573	27,645	100.00	$26,349	6.123	291.49	715	87.3

FICO Ranges

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
841 - 850	$7,000	1	0.00	$7,000	5.625	289.00	842	78.2
821 - 840	$1,623,081	79	0.22	$20,545	5.357	284.90	825	80.3
801 - 820	$12,469,658	579	1.71	$21,537	5.684	291.16	808	83.9
781 - 800	$39,864,526	1,696	5.47	$23,505	5.783	290.94	789	85.1
761 - 780	$68,674,670	2,900	9.43	$23,681	5.843	291.28	770	86.4
741 - 760	$96,788,083	3,808	13.29	$25,417	5.933	291.48	750	88.0
721 - 740	$109,046,388	4,076	14.97	$26,753	5.986	291.48	730	88.3
701 - 720	$122,383,642	4,469	16.80	$27,385	5.975	291.69	710	88.6
681 - 700	$101,489,229	3,735	13.93	$27,172	6.378	291.43	690	88.2
661 - 680	$87,586,881	3,112	12.02	$28,145	6.517	291.55	670	88.7
641 - 660	$49,890,918	1,806	6.85	$27,625	6.490	291.63	651	83.7
621 - 640	$35,811,060	1,290	4.92	$27,761	6.470	292.07	631	82.2
601 - 620	$2,487,326	85	0.34	$29,263	6.241	291.19	617	80.5

Group1: $728,406,573

FICO Ranges

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
581 - 600	$205,446	5	0.03	$41,089	6.607	293.58	589	85.4
561 - 580	$19,829	1	0.00	$19,829	5.125	291.00	571	47.5
<= 560	$58,837	3	0.01	$19,612	7.830	291.00	555	93.2
	$728,406,573	27,645	100.00	$26,349	6.123	291.49	715	87.3

Property Type Group

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
SFR	$541,630,533	20,842	74.36	$25,987	6.096	291.44	713	86.8
PUD	$107,657,508	3,896	14.78	$27,633	6.225	291.32	719	89.6
CND	$61,643,383	2,376	8.46	$25,944	6.227	292.01	725	89.9
2 FAM	$10,499,882	310	1.44	$33,871	5.680	292.44	711	81.0
CNDP	$3,627,498	135	0.50	$26,870	6.916	290.52	726	89.9
3 FAM	$1,932,099	46	0.27	$42,002	5.693	292.33	698	77.8
4 FAM	$1,138,752	27	0.16	$42,176	5.801	292.36	729	81.0
MNF	$276,918	13	0.04	$21,301	5.437	293.21	701	82.4
	$728,406,573	27,645	100.00	$26,349	6.123	291.49	715	87.3

Gross Margins

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
<= 0.000	$47,076,167	1,850	6.46	$25,447	3.999	291.63	748	61.7
0.001 - 0.250	$13,633,226	434	1.87	$31,413	4.246	292.05	690	63.4
0.251 - 0.500	$58,893,415	2,203	8.09	$26,733	4.428	291.70	725	75.4
0.501 - 0.750	$5,944,375	135	0.82	$44,032	4.688	292.50	699	67.1
0.751 - 1.000	$11,727,641	286	1.61	$41,006	4.935	291.43	719	78.9
1.001 - 1.250	$28,702,711	1,012	3.94	$28,362	5.194	292.16	660	70.0
1.251 - 1.500	$8,040,743	347	1.10	$23,172	5.453	292.20	711	74.3
1.501 - 1.750	$9,302,755	337	1.28	$27,605	5.675	292.00	705	71.8
1.751 - 2.000	$117,221,919	5,700	16.09	$20,565	5.881	291.58	738	88.5
2.001 - 2.250	$59,315,741	2,427	8.14	$24,440	6.241	291.58	684	87.8
2.251 - 2.500	$182,616,282	6,271	25.07	$29,121	6.489	291.47	738	96.3
2.501 - 2.750	$12,540,600	396	1.72	$31,668	6.717	292.18	704	91.4
2.751 - 3.000	$42,517,295	1,694	5.84	$25,099	6.989	290.07	656	89.0
3.001 - 3.250	$6,201,543	238	0.85	$26,057	7.215	287.89	692	91.2
3.251 - 3.500	$96,631,942	3,151	13.27	$30,667	7.495	291.66	694	97.7
3.501 - 3.750	$11,094,444	497	1.52	$22,323	7.653	292.12	716	94.1
3.751 - 4.000	$3,028,473	110	0.42	$27,532	7.958	288.66	692	92.9
4.001 - 4.250	$4,831,586	220	0.66	$21,962	8.185	290.49	667	91.2
4.251 - 4.500	$3,849,105	128	0.53	$30,071	8.483	289.60	666	94.9
4.501 - 4.750	$4,836,771	190	0.66	$25,457	8.650	290.61	684	97.8
4.751 - 5.000	$399,841	19	0.05	$21,044	8.875	292.51	686	96.7
2.124	$728,406,573	27,645	100.00	$26,349	6.123	291.49	715	87.3

Group1: $728,406,573

Utilization Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
0.01 - 10.00	$524,665	156	0.07	$3,363	5.022	291.20	747	71.5
10.01 - 20.00	$2,220,076	344	0.30	$6,454	4.988	288.55	744	72.4
20.01 - 30.00	$4,346,829	442	0.60	$9,834	5.072	291.15	739	73.6
30.01 - 40.00	$7,423,006	591	1.02	$12,560	5.109	291.14	735	73.3
40.01 - 50.00	$10,407,754	689	1.43	$15,106	5.278	291.55	732	76.6
50.01 - 60.00	$14,475,250	802	1.99	$18,049	5.275	291.26	727	76.2
60.01 - 70.00	$22,219,523	1,035	3.05	$21,468	5.365	291.82	722	77.4
70.01 - 80.00	$31,604,978	1,361	4.34	$23,222	5.511	291.62	722	79.8
80.01 - 90.00	$53,655,793	2,113	7.37	$25,393	5.649	291.65	717	81.9
90.01 - 100.00	$581,528,699	20,112	79.84	$28,915	6.291	291.47	712	89.3
	$728,406,573	27,645	100.00	$26,349	6.123	291.49	715	87.3

Lifetime Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
6.000	$276,879	9	0.04	$30,764	6.000	291.74	677	94.7
16.000	$20,097,024	857	2.76	$23,450	6.396	291.90	719	91.5
17.000	$50,809,903	2,099	6.98	$24,207	6.259	289.89	716	88.7
18.000	$657,194,377	24,679	90.22	$26,630	6.104	291.60	714	87.0
21.000	$28,390	1	0.00	$28,390	7.000	171.00	674	99.3
17.871	$728,406,573	27,645	100.00	$26,349	6.123	291.49	715	87.3

Draw Limit Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
$0.01 - $10,000.00	$6,725,259	886	0.92	$7,591	6.058	288.07	720	84.7
$10,000.01 - $20,000.00	$111,447,857	7,806	15.30	$14,277	6.156	291.12	716	87.3
$20,000.01 - $30,000.00	$200,065,459	8,708	27.47	$22,975	6.258	291.24	715	89.1
$30,000.01 - $40,000.00	$163,642,703	5,173	22.47	$31,634	6.258	291.30	715	90.0
$40,000.01 - $50,000.00	$101,411,459	2,615	13.92	$38,781	6.028	291.83	716	88.1
$50,000.01 - $60,000.00	$47,447,669	969	6.51	$48,966	6.276	291.92	710	88.8
$60,000.01 - $70,000.00	$28,916,342	517	3.97	$55,931	6.114	292.19	707	86.8
$70,000.01 - $80,000.00	$17,566,094	296	2.41	$59,345	5.559	292.48	706	79.3
$80,000.01 - $90,000.00	$12,936,508	185	1.78	$69,927	5.670	292.54	707	80.6
$90,000.01 - $100,000.00	$20,108,640	301	2.76	$66,806	5.290	292.53	715	73.9
$100,000.01 - $125,000.00	$7,429,771	85	1.02	$87,409	5.392	292.45	711	77.6
$125,000.01 - $150,000.00	$9,815,845	96	1.35	$102,248	5.085	292.14	718	70.8
$150,000.01 - $175,000.00	$892,968	8	0.12	$111,621	4.254	293.10	725	61.3
	$728,406,573	27,645	100.00	$26,349	6.123	291.49	715	87.3

Group1: $728,406,573

Lien Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
Second	$728,406,573	27,645	100.00	$26,349	6.123	291.49	715	87.3
	$728,406,573	**27,645**	**100.00**	**$26,349**	**6.123**	**291.49**	**715**	**87.3**

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
Current	$728,406,573	27,645	100.00	$26,349	6.123	291.49	715	87.3
	$728,406,573	**27,645**	**100.00**	**$26,349**	**6.123**	**291.49**	**715**	**87.3**

Origination Year

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
2003	$728,406,573	27,645	100.00	$26,349	6.123	291.49	715	87.3
	$728,406,573	**27,645**	**100.00**	**$26,349**	**6.123**	**291.49**	**715**	**87.3**

Group 2: $502,028,877

Summary of Loans in Statistic Calculation Pool

(As of Calculation Date)

			Range
Aggregate Principal Balance		$502,028,877	
Aggregate Credit Limit		$588,428,938	
WA Coupon (Gross)		6.046%	3.750% to 11.625%
WA Margin (Gross)		2.046%	-0.250% to 7.625%
WA Maximum Rate		17.926%	16.000% to 18.000%
Average Principal Balance		$57,897	$1,000 to $1,000,000
Average Credit Limit		$67,862	$7,500 to $1,000,000
WA Remaining Term To Scheduled Maturity (months)		292	110 to 295
WA Combined Loan-to-Value Ratio		85.66%	17.65% to 100.00%
Average Credit Utilization Rate		89.55%	0.00% to 100.00%
Origination Period			4/18/2003 to 11/28/2003
Secured by (% of pool)	1st Liens	0.00%	
	2nd Liens	100.00%	
WA Months to First Roll		1	
WA FICO		713	
WA Second Mortgage Ratio		22.51%	2.00% to 90.00%

Top 5 States		Top 5 Prop		Doc Types		Appr Types		Occ Codes		Delinq Status	
CA	44.80%	SFR	72.42%	Alt docs	27.15%	Full	79.12%	OO	97.01%	Current	100.00%
NJ	4.94%	PUD	19.22%	Reduced	24.60%	Comps	5.66%	2H	1.70%		
FL	4.88%	CND	5.57%	Full doc	20.44%	Interior	4.82%	INV	1.29%		
NY	4.58%	CNDP	1.06%	SuperStr	15.69%	PrpValUp	3.80%				
MA	3.94%	2 FAM	0.91%	Streamli	12.13%	Exterior	2.60%				

Group 2: $502,028,877

Loan Programs

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
HELOC 5YDR/5YRP	$156,602	8	0.03	$19,575	7.039	110.68	715	96.9
HELOC 5YDR/10YRP	$1,030,108	24	0.21	$42,921	7.570	170.17	707	98.4
HELOC 10YDR/15YRP	$500,644,678	8,634	99.72	$57,985	6.043	292.44	713	85.6
HELOC 15YDR/10YRP	$197,488	5	0.04	$39,498	5.291	290.39	741	82.4
	$502,028,877	8,671	100.00	$57,897	6.046	292.13	713	85.7

Principal Balances

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
$0.01 - $10,000.00	$2,008,395	293	0.40	$6,855	6.529	290.56	714	87.0
$10,000.01 - $20,000.00	$20,258,103	1,288	4.04	$15,728	6.795	291.36	707	91.5
$20,000.01 - $30,000.00	$34,805,123	1,390	6.93	$25,040	6.744	291.23	704	91.2
$30,000.01 - $40,000.00	$41,827,706	1,170	8.33	$35,750	6.383	291.37	708	89.2
$40,000.01 - $50,000.00	$44,021,526	963	8.77	$45,713	6.118	291.43	711	86.7
$50,000.01 - $60,000.00	$41,736,800	755	8.31	$55,281	6.371	292.32	716	89.3
$60,000.01 - $70,000.00	$42,220,124	644	8.41	$65,559	6.372	292.33	719	90.1
$70,000.01 - $80,000.00	$39,964,397	533	7.96	$74,980	6.313	292.27	715	89.7
$80,000.01 - $90,000.00	$29,990,043	353	5.97	$84,958	6.171	292.54	712	88.4
$90,000.01 - $100,000.00	$36,055,692	373	7.18	$96,664	6.237	291.94	709	87.5
$100,000.01 - $125,000.00	$30,280,693	269	6.03	$112,568	5.906	292.62	712	85.6
$125,000.01 - $150,000.00	$38,750,025	274	7.72	$141,423	5.724	292.82	710	81.7
$150,000.01 - $175,000.00	$12,282,192	75	2.45	$163,763	5.287	292.52	724	80.6
$175,000.01 - $200,000.00	$14,354,545	76	2.86	$188,876	5.457	292.67	711	77.9
$200,000.01 - $225,000.00	$7,023,581	33	1.40	$212,836	4.981	292.68	711	79.3
$225,000.01 - $250,000.00	$9,320,311	39	1.86	$238,982	5.300	292.45	714	79.0
$250,000.01 - $275,000.00	$3,429,164	13	0.68	$263,782	5.418	292.63	709	80.6
$275,000.01 - $300,000.00	$9,993,578	34	1.99	$293,929	5.177	292.89	711	74.2
$300,000.01 - $325,000.00	$3,451,215	11	0.69	$313,747	4.882	292.30	736	71.0
$325,000.01 - $350,000.00	$5,802,131	17	1.16	$341,302	4.635	292.59	738	75.1
$350,000.01 - $375,000.00	$3,623,666	10	0.72	$362,367	4.773	293.29	749	79.3
$375,000.01 - $400,000.00	$1,954,319	5	0.39	$390,864	4.672	292.40	721	70.6
$400,000.01 - $425,000.00	$2,495,824	6	0.50	$415,971	5.327	293.83	697	69.8
$425,000.01 - $450,000.00	$2,634,510	6	0.52	$439,085	5.094	292.36	729	68.4
$450,000.01 - $475,000.00	$1,843,167	4	0.37	$460,792	5.120	293.02	718	75.0
$475,000.01 - $500,000.00	$10,411,697	21	2.07	$495,795	4.962	292.62	711	69.4
$500,000.01 - $525,000.00	$516,098	1	0.10	$516,098	6.250	294.00	704	90.0
$525,000.01 - $550,000.00	$537,816	1	0.11	$537,816	6.250	290.00	685	90.0
$575,000.01 - $600,000.00	$1,784,551	3	0.36	$594,850	4.959	293.02	706	76.0
$625,000.01 - $650,000.00	$1,268,321	2	0.25	$634,160	6.133	292.02	687	83.3
$650,000.01 - $675,000.00	$655,000	1	0.13	$655,000	6.750	293.00	735	89.8
$675,000.01 - $700,000.00	$697,194	1	0.14	$697,194	5.250	291.00	689	74.7
$700,000.01 - $725,000.00	$1,413,001	2	0.28	$706,501	4.375	291.99	693	77.8
$750,000.01 - $775,000.00	$754,123	1	0.15	$754,123	4.000	290.00	776	41.1
$850,000.01 - $875,000.00	$870,000	1	0.17	$870,000	5.250	294.00	768	80.0
$975,000.01 - $1,000,000.00	$2,994,245	3	0.60	$998,082	4.831	290.33	672	58.9
	$502,028,877	8,671	100.00	$57,897	6.046	292.13	713	85.7

Group 2: $502,028,877

Mortgage Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
3.501 - 4.000	$41,361,384	444	8.24	$93,156	3.999	291.60	738	67.2
4.001 - 4.500	$59,065,441	689	11.77	$85,726	4.384	292.25	721	73.0
4.501 - 5.000	$39,424,275	389	7.85	$101,348	4.843	292.84	716	75.2
5.001 - 5.500	$21,003,160	236	4.18	$88,996	5.288	292.71	688	75.8
5.501 - 6.000	$50,040,293	930	9.97	$53,807	5.866	292.21	730	87.2
6.001 - 6.500	$123,158,320	2,347	24.53	$52,475	6.366	292.28	724	91.8
6.501 - 7.000	$69,182,621	1,378	13.78	$50,205	6.857	292.04	684	89.7
7.001 - 7.500	$73,055,325	1,617	14.55	$45,180	7.477	291.93	699	96.9
7.501 - 8.000	$12,820,566	311	2.55	$41,224	7.743	291.38	710	92.3
8.001 - 8.500	$7,376,807	165	1.47	$44,708	8.346	290.04	674	93.5
8.501 - 9.000	$3,633,669	113	0.72	$32,156	8.794	292.64	673	95.3
9.001 - 9.500	$1,553,156	41	0.31	$37,882	9.318	290.01	695	93.7
9.501 - 10.000	$303,421	9	0.06	$33,713	9.696	293.20	686	99.2
10.001 - 10.500	$27,000	1	0.01	$27,000	10.250	293.00	636	89.2
11.501 - 12.000	$23,438	1	0.00	$23,438	11.625	291.00	683	95.0
	$502,028,877	**8,671**	**100.00**	**$57,897**	**6.046**	**292.13**	**713**	**85.7**

Months Remaining to Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
109 - 120	$156,602	8	0.03	$19,575	7.039	110.68	715	96.9
169 - 180	$1,030,108	24	0.21	$42,921	7.570	170.17	707	98.4
277 - 288	$993,914	28	0.20	$35,497	4.842	287.99	743	73.5
289 - 300	$499,848,253	8,611	99.57	$58,048	6.045	292.45	712	85.7
	$502,028,877	**8,671**	**100.00**	**$57,897**	**6.046**	**292.13**	**713**	**85.7**

Combined Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
10.01 - 20.00	$550,000	2	0.11	$275,000	4.091	293.27	753	18.1
20.01 - 30.00	$599,878	5	0.12	$119,976	4.192	292.42	718	29.0
30.01 - 40.00	$3,045,131	18	0.61	$169,174	4.446	292.07	732	36.4
40.01 - 50.00	$7,831,990	74	1.56	$105,838	4.627	291.76	725	46.1
50.01 - 60.00	$15,281,316	162	3.04	$94,329	4.463	292.04	721	56.1
60.01 - 70.00	$40,327,174	438	8.03	$92,071	4.507	292.33	713	67.1
70.01 - 80.00	$88,467,487	993	17.62	$89,091	4.851	292.57	716	77.8
80.01 - 90.00	$185,844,795	3,467	37.02	$53,604	6.329	292.41	705	88.7
90.01 - 100.00	$160,081,106	3,512	31.89	$45,581	7.030	291.54	717	97.2
	$502,028,877	**8,671**	**100.00**	**$57,897**	**6.046**	**292.13**	**713**	**85.7**

Group 2: $502,028,877

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
AK	$755,564	8	0.15	$94,445	5.062	293.61	701	77.6
AL	$3,487,274	104	0.69	$33,531	6.633	292.68	696	91.1
AZ	$7,038,697	149	1.40	$47,240	6.161	292.45	712	87.9
CA	$224,919,006	3,066	44.80	$73,359	5.892	292.52	715	84.5
CO	$16,101,549	281	3.21	$57,301	6.089	292.64	715	85.8
CT	$5,421,863	87	1.08	$62,320	5.778	292.17	709	82.5
DC	$1,493,702	16	0.30	$93,356	5.404	292.36	722	83.3
DE	$823,413	12	0.16	$68,618	6.189	292.66	715	92.6
FL	$24,502,430	469	4.88	$52,244	6.373	288.53	708	86.5
GA	$15,699,415	352	3.13	$44,601	6.586	290.53	705	90.3
HI	$3,390,955	46	0.68	$73,716	5.826	293.04	718	84.5
IA	$807,903	40	0.16	$20,198	6.839	291.83	723	96.7
ID	$2,116,296	49	0.42	$43,190	6.031	292.63	724	88.5
IL	$16,392,603	325	3.27	$50,439	6.230	292.40	710	86.3
IN	$2,619,399	97	0.52	$27,004	6.553	292.27	705	92.5
KS	$1,674,467	59	0.33	$28,381	6.500	291.76	713	92.5
KY	$1,487,457	60	0.30	$24,791	6.861	292.00	708	94.9
LA	$1,853,167	56	0.37	$33,092	6.442	292.08	705	90.1
MA	$19,774,138	304	3.94	$65,047	5.927	292.30	708	83.7
MD	$10,020,812	173	2.00	$57,924	6.095	292.45	712	87.0
ME	$332,867	12	0.07	$27,739	6.980	292.70	686	89.3
MI	$9,358,486	241	1.86	$38,832	6.456	292.43	708	89.8
MN	$5,777,578	98	1.15	$58,955	6.082	292.33	709	86.0
MO	$2,144,758	77	0.43	$27,854	6.725	292.28	697	92.1
MS	$345,039	18	0.07	$19,169	7.254	292.23	699	96.6
MT	$536,572	14	0.11	$38,327	5.700	291.13	705	72.2
NC	$5,688,638	155	1.13	$36,701	6.180	292.00	722	89.7
ND	$83,015	3	0.02	$27,672	6.724	293.78	726	98.9
NE	$403,683	10	0.08	$40,368	7.419	292.35	676	91.3
NH	$1,511,560	24	0.30	$62,982	5.751	292.09	696	86.1
NJ	$24,818,471	314	4.94	$79,040	5.588	292.11	713	79.4
NM	$1,078,097	33	0.21	$32,670	6.316	292.37	704	91.1
NV	$6,848,136	126	1.36	$54,350	6.428	292.47	711	89.1
NY	$22,995,542	355	4.58	$64,776	5.786	292.45	715	82.4
OH	$6,310,573	219	1.26	$28,815	6.707	292.02	706	92.5
OK	$894,757	41	0.18	$21,823	6.976	292.42	709	93.7
OR	$3,862,673	79	0.77	$48,895	6.468	292.36	716	90.1
PA	$8,777,161	238	1.75	$36,879	6.318	292.08	708	89.9
RI	$990,575	18	0.20	$55,032	6.110	292.32	692	88.6
SC	$2,543,394	60	0.51	$42,390	6.929	293.13	706	91.1
SD	$88,497	3	0.02	$29,499	7.374	289.06	711	91.5
TN	$3,838,164	113	0.76	$33,966	6.713	292.09	707	93.5
TX	$1,394,744	31	0.28	$44,992	6.459	292.38	724	92.4
UT	$3,041,917	65	0.61	$46,799	5.977	292.91	717	84.1
VA	$12,784,335	247	2.55	$51,758	6.274	292.30	713	88.8
VT	$148,750	4	0.03	$37,187	6.745	293.37	682	90.7
WA	$11,476,377	214	2.29	$53,628	6.143	292.69	719	87.3
WI	$2,957,064	89	0.59	$33,225	6.563	291.86	700	88.4
WV	$196,093	9	0.04	$21,788	7.057	147.60	727	94.1

Group 2: $502,028,877

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
WY	$421,251	8	0.08	$52,656	5.556	292.07	704	68.8
	$502,028,877	8,671	100.00	$57,897	6.046	292.13	713	85.7

FICO Ranges

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
821 - 840	$216,708	13	0.04	$16,670	5.965	291.30	826	87.3
801 - 820	$4,544,976	104	0.91	$43,702	5.773	292.14	807	88.2
781 - 800	$22,531,186	417	4.49	$54,032	5.703	291.79	789	84.2
761 - 780	$50,948,648	833	10.15	$61,163	5.559	292.16	770	82.6
741 - 760	$62,924,907	1,093	12.53	$57,571	5.780	291.96	750	85.8
721 - 740	$77,524,239	1,267	15.44	$61,187	5.927	292.12	731	86.4
701 - 720	$87,402,882	1,361	17.41	$64,220	5.893	292.39	710	86.3
681 - 700	$71,753,023	1,158	14.29	$61,963	6.215	292.09	691	86.1
661 - 680	$63,034,888	1,081	12.56	$58,312	6.394	292.08	670	86.3
641 - 660	$33,734,474	754	6.72	$44,741	6.719	291.91	651	86.6
621 - 640	$24,323,213	539	4.84	$45,127	6.712	292.55	631	84.3
601 - 620	$2,866,257	47	0.57	$60,984	5.999	291.86	615	80.8
581 - 600	$131,497	2	0.03	$65,749	7.095	290.19	598	90.5
561 - 580	$62,000	1	0.01	$62,000	6.125	294.00	575	87.2
<= 560	$29,978	1	0.01	$29,978	8.625	290.00	547	90.8
	$502,028,877	8,671	100.00	$57,897	6.046	292.13	713	85.7

Property Type Group

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
SFR	$363,591,137	6,390	72.42	$56,900	5.989	292.21	711	85.0
PUD	$96,468,671	1,507	19.22	$64,014	6.047	291.85	715	86.3
CND	$27,956,260	584	5.57	$47,870	6.511	292.20	722	91.1
CNDP	$5,319,786	86	1.06	$61,858	7.156	290.98	713	88.2
2 FAM	$4,584,736	67	0.91	$68,429	6.242	292.01	719	87.3
3 FAM	$2,796,968	28	0.56	$99,892	6.684	293.06	722	86.0
4 FAM	$1,293,914	8	0.26	$161,739	5.140	293.42	708	78.4
MNF	$17,407	1	0.00	$17,407	6.500	291.00	721	100.0
	$502,028,877	8,671	100.00	$57,897	6.046	292.13	713	85.7

Gross Margins

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
<= 0.000	$41,361,384	444	8.24	$93,156	3.999	291.60	738	67.2
0.001 - 0.250	$13,395,030	145	2.67	$92,380	4.236	292.29	701	66.7
0.251 - 0.500	$45,670,412	544	9.10	$83,953	4.427	292.23	727	74.9
0.501 - 0.750	$13,292,481	148	2.65	$89,814	4.677	292.40	716	73.2

Group 2: $502,028,877

Gross Margins

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
0.751 - 1.000	$26,131,794	241	5.21	$108,431	4.927	293.06	716	76.2
1.001 - 1.250	$14,673,587	162	2.92	$90,578	5.213	292.68	675	75.6
1.251 - 1.500	$6,329,572	74	1.26	$85,535	5.462	292.80	717	76.1
1.501 - 1.750	$5,993,596	83	1.19	$72,212	5.876	292.58	697	75.9
1.751 - 2.000	$44,046,697	847	8.77	$52,003	5.891	292.16	735	88.7
2.001 - 2.250	$46,406,181	702	9.24	$66,106	6.191	292.42	710	87.7
2.251 - 2.500	$76,752,140	1,645	15.29	$46,658	6.471	292.20	733	94.3
2.501 - 2.750	$35,694,288	530	7.11	$67,348	6.732	292.83	708	90.2
2.751 - 3.000	$33,488,333	848	6.67	$39,491	6.990	291.19	658	89.2
3.001 - 3.250	$5,112,979	130	1.02	$39,331	7.208	292.52	687	91.2
3.251 - 3.500	$67,942,347	1,487	13.53	$45,691	7.497	291.88	699	97.3
3.501 - 3.750	$8,988,464	242	1.79	$37,142	7.652	292.24	718	92.7
3.751 - 4.000	$3,832,102	69	0.76	$55,538	7.955	289.36	692	91.2
4.001 - 4.250	$3,491,534	93	0.70	$37,543	8.182	292.49	681	91.0
4.251 - 4.500	$3,885,273	72	0.77	$53,962	8.494	287.83	667	95.9
4.501 - 4.750	$2,050,921	61	0.41	$33,622	8.682	292.70	671	96.2
4.751 - 5.000	$1,582,748	52	0.32	$30,437	8.940	292.56	676	94.1
5.001 - 5.250	$904,577	22	0.18	$41,117	9.200	293.49	719	94.5
5.251 - 5.500	$648,580	19	0.13	$34,136	9.484	285.16	662	92.7
5.501 - 5.750	$277,471	8	0.06	$34,684	9.668	293.13	689	99.2
5.751 - 6.000	$25,950	1	0.01	$25,950	10.000	294.00	654	99.0
6.001 - 6.250	$27,000	1	0.01	$27,000	10.250	293.00	636	89.2
7.501 - 7.750	$23,438	1	0.00	$23,438	11.625	291.00	683	95.0
2.046	$502,028,877	8,671	100.00	$57,897	6.046	292.13	713	85.7

Utilization Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
<= 0.00	$3,000	2	0.00	$1,500	4.333	292.00	770	72.1
0.01 - 10.00	$584,411	88	0.12	$6,641	5.421	291.90	738	80.1
10.01 - 20.00	$2,291,819	111	0.46	$20,647	4.842	291.57	743	74.1
20.01 - 30.00	$4,283,585	153	0.85	$27,997	5.222	291.70	733	76.9
30.01 - 40.00	$5,881,811	166	1.17	$35,433	5.009	291.92	734	74.8
40.01 - 50.00	$7,870,664	196	1.57	$40,156	5.089	292.02	738	75.5
50.01 - 60.00	$8,939,591	206	1.78	$43,398	5.196	292.06	726	76.7
60.01 - 70.00	$16,416,132	246	3.27	$66,732	5.116	292.48	724	75.8
70.01 - 80.00	$17,838,706	315	3.55	$56,631	5.433	292.20	717	79.9
80.01 - 90.00	$27,848,610	500	5.55	$55,697	5.668	291.66	719	82.2
90.01 - 100.00	$410,070,548	6,688	81.68	$61,314	6.203	292.16	710	87.2
	$502,028,877	8,671	100.00	$57,897	6.046	292.13	713	85.7

Lifetime Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
16.000	$5,734,388	156	1.14	$36,759	6.183	291.98	722	89.7

Group 2: $502,028,877

Lifetime Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
17.000	$25,897,175	500	5.16	$51,794	6.377	288.74	708	86.8
18.000	$470,397,314	8,015	93.70	$58,690	6.026	292.32	713	85.5
17.926	$502,028,877	8,671	100.00	$57,897	6.046	292.13	713	85.7

Draw Limit Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
$0.01 - $10,000.00	$723,829	89	0.14	$8,133	6.996	288.96	702	90.4
$10,000.01 - $20,000.00	$16,153,462	1,071	3.22	$15,083	7.002	291.40	702	93.0
$20,000.01 - $30,000.00	$30,101,735	1,274	6.00	$23,628	6.973	291.38	700	93.2
$30,000.01 - $40,000.00	$35,362,494	1,045	7.04	$33,840	6.586	291.05	705	91.1
$40,000.01 - $50,000.00	$42,637,763	1,054	8.49	$40,453	6.174	291.78	710	87.2
$50,000.01 - $60,000.00	$38,027,155	747	7.57	$50,906	6.502	291.88	715	90.8
$60,000.01 - $70,000.00	$39,335,376	649	7.84	$60,609	6.476	292.38	718	91.1
$70,000.01 - $80,000.00	$39,451,251	577	7.86	$68,373	6.415	292.26	717	91.0
$80,000.01 - $90,000.00	$30,552,066	415	6.09	$73,819	6.132	292.42	714	88.7
$90,000.01 - $100,000.00	$44,655,067	553	8.89	$80,751	6.078	291.91	709	85.8
$100,000.01 - $125,000.00	$27,814,772	279	5.54	$99,695	5.995	292.63	711	86.8
$125,000.01 - $150,000.00	$47,803,017	417	9.52	$114,636	5.651	292.75	712	80.3
$150,000.01 - $175,000.00	$9,387,568	74	1.87	$126,859	5.477	292.60	724	82.0
$175,000.01 - $200,000.00	$17,213,521	117	3.43	$147,124	5.394	292.53	715	78.0
$200,000.01 - $225,000.00	$7,046,173	41	1.40	$171,858	5.105	292.78	719	81.5
$225,000.01 - $250,000.00	$10,254,672	57	2.04	$179,907	5.138	292.70	711	76.9
$250,000.01 - $275,000.00	$5,855,019	31	1.17	$188,872	5.036	292.14	721	78.4
$275,000.01 - $300,000.00	$11,356,112	44	2.26	$258,093	5.182	292.55	711	73.2
$300,000.01 - $325,000.00	$2,468,139	11	0.49	$224,376	5.022	292.57	724	75.8
$325,000.01 - $350,000.00	$3,798,764	19	0.76	$199,935	4.575	292.45	730	76.0
$350,000.01 - $375,000.00	$3,226,623	11	0.64	$293,329	4.671	292.75	744	79.3
$375,000.01 - $400,000.00	$2,429,842	10	0.48	$242,984	4.870	293.21	740	71.5
$400,000.01 - $425,000.00	$2,236,475	7	0.45	$319,496	5.521	293.82	699	77.8
$425,000.01 - $450,000.00	$3,394,321	10	0.68	$339,432	4.965	291.86	730	80.9
$450,000.01 - $475,000.00	$2,584,089	8	0.51	$323,011	4.982	292.27	736	77.6
$475,000.01 - $500,000.00	$15,163,919	39	3.02	$388,818	4.859	292.82	719	67.8
$500,000.01 - $525,000.00	$516,098	1	0.10	$516,098	6.250	294.00	704	90.0
$525,000.01 - $550,000.00	$537,816	1	0.11	$537,816	6.250	290.00	685	90.0
$575,000.01 - $600,000.00	$2,294,955	5	0.46	$458,991	4.807	292.63	715	74.4
$625,000.01 - $650,000.00	$1,913,321	5	0.38	$382,664	5.713	292.58	697	72.1
$675,000.01 - $700,000.00	$1,352,194	2	0.27	$676,097	5.977	291.97	711	82.0
$700,000.01 - $725,000.00	$1,413,001	2	0.28	$706,501	4.375	291.99	693	77.8
$775,000.01 - $800,000.00	$754,123	1	0.15	$754,123	4.000	290.00	776	41.1
$850,000.01 - $875,000.00	$870,000	1	0.17	$870,000	5.250	294.00	768	60.0
$975,000.01 - $1,000,000.00	$3,344,145	4	0.67	$836,036	4.836	290.72	683	60.0
	$502,028,877	8,671	100.00	$57,897	6.046	292.13	713	85.7

Group 2: $502,028,877

Lien Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
Second	$502,028,877	8,671	100.00	$57,897	6.046	292.13	713	85.7
	$502,028,877	**8,671**	**100.00**	**$57,897**	**6.046**	**292.13**	**713**	**85.7**

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
Current	$502,028,877	8,671	100.00	$57,897	6.046	292.13	713	85.7
	$502,028,877	**8,671**	**100.00**	**$57,897**	**6.046**	**292.13**	**713**	**85.7**

Origination Year

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG CLTV
2003	$502,028,877	8,671	100.00	$57,897	6.046	292.13	713	85.7
	$502,028,877	**8,671**	**100.00**	**$57,897**	**6.046**	**292.13**	**713**	**85.7**